COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

December 15, 2015

VIA EDGAR

Mr. Mark Cowan

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II Columbia Large Cap Growth Fund IV (prior to 11/20/15 known as Columbia Marsico Flexible Capital Fund)	Post-Effective Amendment No. 137 File Nos. 333-131683 / 811-21852

Dear Mr. Cowan:

This letter responds to comments received from the staff (Staff) of the Securities and Exchange Commission (Commission) on December 8, 2015 for the above-referenced Post-Effective Amendment (the Filing) filed by and on behalf of Columbia Funds Series Trust II (the Registrant) on behalf of its series, Columbia Large Cap Growth Fund IV (the Fund). Comments and responses are outlined below.

Comment 1:

Since the subsequent filing that will be submitted on behalf of the Fund will need to be accelerated:

(A)   Ensure the entire Rule 484 language regarding indemnification is added to Part C.

Response: The last paragraph of Part C, Item 30 will be revised to state:

Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the 1933 Act) may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Registrant’s organizational instruments or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission (SEC), such indemnification is against public policy as expressed in the 1933 Act and, therefore, is unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a trustee, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such trustee, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

(B)   Ensure a request for acceleration is included with the subsequent filing.

Response: A request for acceleration to a date on or before December 31, 2015 will be included with the subsequent filing.

(C)   Ensure the Tandy representations are included as a part of the acceleration request letter.

Response: The Tandy representations will be included as a part of the acceleration request letter.

(D)   Update performance information (and any other information on which Form N-1A requires it to be presented as of the end of the last calendar year (e.g., Item 17)) as of December 31, 2015 if the request for acceleration is not requested on or before December 31, 2015.

Response: Acceleration will be requested to a date on or before December 31, 2015 and, therefore, calendar year information will be as of December 31, 2014.

Comment 2:	If the Fund is advised by or sold through an insured depository institution, state that: An investment in the Fund is not a deposit of the bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

Response:	The Fund is not advised or sold through an insured depository institution and, therefore, the disclosure is not applicable to the Fund.

Comment 3:	Does the Fund invest in contingent convertible bonds (CoCos)? If so, the Fund should consider what, if any, disclosure is appropriate with respect to these securities. The type and location of disclosure will depend on, among other things, the extent to which the Fund invests in CoCos, and the characteristics of the CoCos (e.g., the credit quality, the conversion triggers). If CoCos are or will be a principal type of investment, the Fund should provide a description of them and should provide appropriate risk disclosure, including the amount the Fund might invest in such securities.

Response:	The Fund does not intend to invest in CoCos and, therefore, disclosure regarding such securities is not applicable to the Fund.

Comment 4:	If the filing is effective on January 1, 2016, all performance information needs to be updated as of December 31, 2015.

Response:	Acceleration of the subsequent filing will be requested on or before December 31, 2015 and, therefore, performance information will be as of December 31, 2014.

Comment 5:	Item 9 discussion cannot be substantially the same as the Item 4 discussion. Please revise. (See Item 4 and 9; IM Guidance 2014-08)

Response:	Item 9 discussion includes the Fund portfolio managers’ buy/sell strategy/process, as well as other definitional and/or strategy details that are not disclosed in response to Item 4.

Comment 6:	Confirm that Acquired Fund Fees do not exceed 0.01% (one basis point) of the average net assets of the Fund. Otherwise, these fees should be reflected in the fee and expense table.

Response:	Acquired Fund Fees do not exceed 0.01% (one basis point) of the average net assets of the Fund and, therefore, such fees are not required to be reflected in the fee and expense table.

Comment 7:	Please explain to the Staff the basis for the following disclosure that is included at the beginning of the Primary Service Providers section of the prospectus:

The Fund enters into contractual arrangements with various parties, including, among others, the Investment Manager, the Distributor, the Transfer Agent and the Fund’s custodian, who provide services to the Fund. Shareholders are not parties to, or intended (or “third-party”) beneficiaries of, any of those contractual arrangements, and those contractual arrangements are not intended to create in any individual shareholder or group of shareholders any right to enforce such arrangements against the service providers or to seek any remedy thereunder against the service providers, either directly or on behalf of the Fund.

This prospectus provides information concerning the Fund that you should consider in determining whether to purchase shares of the Fund. None of this prospectus, the SAI or any contract that is an exhibit to the Fund’s registration statement is intended to give rise to any agreement or contract between the Fund and any investor, or give rise to any contract or other rights in any individual shareholder, group of shareholders or other person other than any rights conferred explicitly by federal or state securities laws that may not be waived.

Response:	With respect to the first paragraph under the heading Primary Service Providers, the Registrant notes that under state law, whether a person is a third-party beneficiary of a contract is generally governed by the intent of the parties to the contract. The Registrant respectfully submits that the Fund is a party to each of the contracts described in the first paragraph under the heading Primary Service Providers, and that the Fund does not intend that there be any third-party beneficiaries of these contracts. The Registrant further submits that the officers of the Fund have confirmed with the other parties to the Fund’s management agreement, distribution agreement and transfer agency agreement that such parties also do not intend that there be any third-party beneficiaries of these contracts.

With respect to the second paragraph under the heading Primary Service Providers, the Registrant notes that under state law, the existence of a contract depends on the intent of the parties to form a contract. The Registrant respectfully submits that the disclosure contained in the Fund’s prospectus and SAI is intended to satisfy the requirements of the federal securities laws and to offer shares of the Fund for sale, and is not intended to form a contract under state law between the Fund and any investor. The language in the second paragraph under the heading Primary Service Providers is intended to clarify that the Fund does not intend to form a contract with any investor.

Comment 8:	Please confirm that the following sentence that is included in the third paragraph of the Primary Service Providers – The Investment Manager subsection is accurate as stated:

When making recommendations to the Board to appoint or to change a subadviser, or to change the terms of a subadvisory agreement, the Investment Manager does not consider any other relationship it or its affiliates may have with a subadviser, and the Investment Manager discloses to the Board the nature of any material relationships it has with a subadviser or its affiliates.

Response:	So confirmed.

Comment 9:	Please explain why information is shown for other funds within the Choosing a Share Class and Buying, Selling and Exchanging Shares sections of the prospectus. Please delete reference to other funds within these and other sections of the prospectus where this type of information is included.

Response:	The Fund’s prospectus provides a description of all share classes and share class information for all retail funds offered across the Columbia Funds’ complex. The cover page of the prospectus identifies which classes of shares are offered by the Fund and the statement “Not all Funds offer every class of shares” is disclosed in the Choosing a Share Class section. Investors may qualify for investment in more than one share class, and may determine to invest in one share class over another based on their particular situation (investment needs, etc.). Investors may seek to invest in a share class not offered by the Fund, and may invest in a different fund (maybe one providing comparable asset class exposure) offered in a different prospectus. In such case, the Fund’s prospectus provides investors with the necessary information to determine a share class as well as a (different) fund that is most appropriate for them.

In connection with the above-referenced Filing, the Registrant hereby acknowledges the following:

The disclosures in the Filing are the responsibility of the Registrant and the Registrant is fully responsible for the adequacy or accuracy of the disclosures in the Filing. The Registrant represents to the Commission that comments made by the Commission, or the Staff acting pursuant to delegated authority, or changes to disclosure in response to Staff comments in the Filing reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Filing, and the Registrant represents that it will not assert this action as a defense in any proceeding initiated by the Commission or any person, under the federal securities laws of the United States.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph L. D’Alessandro
Joseph L. D’Alessandro
Assistant Secretary
Columbia Funds Series Trust II

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